Exhibit 99.1
Economy

						Compound
						Annual
	Year Ended December 31,					Growth Rate
	2001	2002	2003	2004	2005	2001-2005
	(In millions of dollars unless otherwise indicated)
Nominal Gross Domestic Product	$35,129	$36,645	$37,802	$40,171	$42,113	4.6%
Change in Real Gross Domestic Product
Manitoba	0.8%	2.0%	2.0%	2.7%	2.9%	—
Canada	1.8	3.1	2.0	2.9	2.9	—
Manufacturing Shipments	$11,344	$11,820	$12,696	$13,518	$13,964	5.3
Farm Cash Receipts	3,701	3,848	3,574	3,903	3,743	0.03
Capital Investment	5,803	6,013	6,163	6,699	6,963	4.7
Personal Income	29,246	29,918	30,756	32,009	32,996	3.1
Population at July 1 (in thousands)	1,151	1,156	1,162	1,170	1,178	0.6
Average Unemployment Rate	5.0%	5.1%	5.0%	5.3%	4.8%	—
Change in Consumer Price Index (Manitoba)	2.6	1.6	1.8	2.0	2.7	—
Average exchange rate (C$ per U.S.$)	1.5484	1.5704	1.4015	1.3015	1.2116	—
Imports and Exports
In 2005, the value of Manitoba’s exports of goods and services increased 4.1% to $25.3 billion (increased 6.5% to $24.3 billion in 2004), based on the Provincial Economic Accounts from the Manitoba Bureau of Statistics. Total imports increased 4.1% to $26.7 billion (increased 4.8% to $25.6 billion in 2004). The overall trade balance declined by $0.1 billion in 2005 following an improvement of $0.3 billion in 2004.
Manitoba’s total exports are split relatively evenly between foreign markets and the rest of Canada. International exports of goods and services accounted for 49.7% or $12.6 billion of total exports in 2005 (49.8% or $12.1 billion in 2004); while interprovincial exports accounted for 50.3% or $12.7 billion in 2005 (50.2% or $12.2 billion in 2004).
Goods exports account for 91.2% of all international exports in 2005 (90.8% in 2004) while services account for 8.8% (9.2% in 2004). The top five international exports in 2005 were: agricultural products (17.8% of total international exports), food and beverages (11.2%), transportation equipment (10.4%), primary metals (9.5%) and machinery and equipment (8.0%).
Goods exports account for 50.4% of all interprovincial exports in 2005 (51.6% in 2004) while services exports account for 49.6% (48.4% in 2004). The top five industrial exports categories were: food and beverages (13.6% of total interprovincial exports), wholesale and retail trade (12.2%), transportation equipment (8.3%), agricultural products (8.1%) and finance, insurance and real estate (7.4%).

International imports of goods and services accounted for 43.7% or $11.7 billion in 2005 of total imports to Manitoba (44.4% or $11.4 billion in 2004) while interprovincial imports accounted for 56.3% or $15.0 billion (55.6% or $14.2 billion in 2004).
Good imports account for 85.9% of all international imports in 2005 (85.6% in 2004) while services imports account for 14.1% (14.4% in 2004). The top five industrial import categories were: machinery and equipment (22.4% of total international imports), transportation equipment (15.6%), electrical and electronic products (9.9%), chemicals and pharmaceuticals (8.8%) and fabricated metal products (7.5%).
Goods imports account for 59.3% of all interprovincial imports in 2005 (59.9% in 2004) while services imports account for 40.7% (40.1% in 2004). The top five industrial import categories were: food and beverages (11.2% of total interprovincial imports), petroleum and coal products (10.4%), wholesale and retail trade (9.4%), finance, insurance and real estate (8.5%) and transportation equipment (5.7%).